Exhibit 97

Clawback Policy
Updated November 17, 2023
PURPOSE
Fox Corporation (the “Company”) believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Company’s Board of Directors has therefore adopted this policy, which provides for the recoupment of certain executive compensation in the event that the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws, as well as in certain other circumstances (this “Policy”). The Incentive-Based Compensation Clawback Policy that forms part of this Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules promulgated thereunder, and the listing standards of the Nasdaq Stock Market (“Nasdaq”).
ADMINISTRATION
This Policy shall be administered by the Compensation Committee (the “Compensation Committee”) of the Company’s Board of Directors. Any determinations made by the Compensation Committee shall be final and binding on all affected individuals.
COVERED EXECUTIVES
This Policy applies to the Company’s current and former executive officers (as determined by the Compensation Committee in accordance with Section 10D of the Exchange Act, the rules promulgated thereunder, and the listing standards of Nasdaq) (“Covered Executives”). This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
Each Covered Executive shall be required to sign and return to the Company the Acknowledgement and Acceptance Form attached hereto as Exhibit A pursuant to which such Covered Executive will acknowledge that he or she is bound by the terms of this Policy; provided, however, that this Policy shall apply to, and be enforceable against, any Covered Executive and his or her successors (as specified in this Policy) regardless of whether or not such Covered Executive properly signs and returns to the Company such Acknowledgement and Acceptance Form and regardless of whether or not such Covered Executive is aware of his or her status as such.
INCENTIVE-BASED COMPENSATION CLAWBACK POLICY
In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including (i) any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each an “Accounting Restatement”), the Compensation Committee will reasonably promptly require reimbursement or forfeiture of the Overpayment (as defined below) received by any Covered Executive (x) after beginning service as a Covered Executive, (y) who served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation, and (z) during the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three (3) completed fiscal years.

Notwithstanding the foregoing, this Policy shall only apply to Incentive-Based Compensation received on or after October 2, 2023. The Compensation Committee may also pursue reimbursement or forfeiture from the applicable Covered Executive of any costs (including legal fees) incurred by the Company in connection with the recovery or forfeiture of an Overpayment from such Covered Executive (“Recovery Costs”).
Incentive-Based Compensation
For purposes of this Policy, “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, including, but not limited to: (i) non-equity incentive plan awards that are earned solely or in part by satisfying a financial reporting measure performance goal; (ii) bonuses paid from a bonus pool, where the size of the pool is determined solely or in part by satisfying a financial reporting measure performance goal; (iii) other cash awards based on satisfaction of a financial reporting measure performance goal; (iv) restricted stock, restricted stock units, stock options, stock appreciation rights, and performance stock units that are granted or vest solely or in part based on satisfaction of a financial reporting measure performance goal; and (v) proceeds from the sale of shares acquired through an incentive plan that were granted or vested solely or in part based on satisfaction of a financial reporting measure performance goal. Compensation that would not be considered Incentive-Based Compensation includes, but is not limited to: (a) salaries; (b) bonuses paid solely based on satisfaction of subjective standards, such as demonstrating leadership, and/or completion of a specified employment period; (c) non-equity incentive plan awards earned solely based on satisfaction of strategic or operational measures; (d) wholly time-based equity awards; and (e) discretionary bonuses or other compensation that is not paid from a bonus pool that is determined by satisfying a financial reporting measure performance goal.
A financial reporting measure includes (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, (ii) any measure derived wholly or in part from such measure, such as Adjusted EBITDA, (iii) stock price and (iv) total stockholder return.
Overpayment; Amount Subject to Recovery
The amount to be recovered will be the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid (the “Overpayment”). Incentive-Based Compensation is deemed received in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the vesting, payment or grant of the incentive-based compensation occurs after the end of that period.
For Incentive-Based Compensation based on stock price or total stockholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive-Based Compensation was received, and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.
Method of Recoupment
The Compensation Committee will determine, in its sole discretion, the method or methods for recouping any Overpayment and Recovery Costs hereunder, which may include, without limitation:

•	requiring reimbursement of cash or equity-based Incentive-Based Compensation previously paid;

•	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

•	offsetting any or all of the Overpayment and Recovery Costs from any compensation otherwise owed by the Company to the Covered Executive;

•	cancelling outstanding vested or unvested equity awards; and/or

•	taking any other remedial and recovery action permitted by law, as determined by the Compensation Committee.
Limitation on Recovery; No Additional Payments
The right to recovery will be limited to Overpayments paid or distributed during the three (3) completed fiscal years prior to the date on which the Company is required to prepare an Accounting Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three (3) completed fiscal years, as well as Recovery Costs. In no event shall the Company be required to award Covered Executives an additional payment if the restated or accurate financial results would have resulted in a higher Incentive-Based Compensation payment.
Impracticability
The Compensation Committee need not recover any Overpayment in accordance with this Policy to the extent that the Compensation Committee determines such recovery would be impracticable because:

(A)	The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; or

(B)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
No Indemnification
Notwithstanding the terms or provisions of any of the Company’s organizational documents, any corporate policy or any contract, the Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive-Based Compensation. The Company also shall not pay for or reimburse insurance premiums for an insurance policy that covers potential recovery obligations.
DISCRETIONARY BONUS CLAWBACK POLICY
To the extent permitted by governing law and any employment arrangements entered into before the adoption of this Policy, the Company will, if the Compensation Committee deems appropriate, require reimbursement of all or any portion of any discretionary bonus paid to any Covered Executive (a) where during the period as to which the bonus relates, such Covered Executive engaged in acts or omissions that are ultimately determined, by final judicial decision or order from which there is no further right to appeal, to involve intentional misconduct or a knowing violation of law and (b) where, during the period as to which the bonus relates, such Covered Executive engaged in harassment, discrimination and/or retaliation, including, but not limited to the failure to respond to allegations or complaints of such behavior. The Compensation Committee shall have sole discretion as to whether and how much of a bonus is or was discretionary and subject to this Policy and the determination of the Compensation Committee shall be conclusive.
INTERPRETATION; NO LIABILITY
The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that the Incentive-Based Compensation Clawback that forms part of this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and the applicable rules or standards adopted by the Securities and Exchange Commission or Nasdaq.
None of the Company or any member of the Compensation Committee or the Board shall have any liability to any person as a result of actions taken under this Policy.

AMENDMENT; TERMINATION
The Compensation Committee may amend this Policy from time to time in its discretion. The Compensation Committee may terminate this Policy at any time.
OTHER RECOUPMENT RIGHTS
The Compensation Committee intends that this Policy will be applied to the fullest extent of the law. The Compensation Committee may require that any employment or service agreement, cash-based bonus plan or program, equity award agreement, or similar agreement entered into on or after the adoption of this Policy shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, cash-based bonus plan or program, equity award agreement, or similar agreement and any other legal remedies available to the Company; provided that no Covered Executive shall be subject to duplicative recoupment of compensation.

EXHIBIT A

FOX CLAWBACK POLICY
ACKNOWLEDGEMENT AND ACCEPTANCE FORM

Capitalized terms used but not otherwise defined in this Acknowledgement and Acceptance Form shall have the meanings ascribed to such terms in the Fox Clawback Policy (the “Policy”). By signing below, the undersigned executive officer (the “Covered Executive”) acknowledges and confirms that the Covered Executive has received and reviewed a copy of the Policy and, in addition, the Covered Executive acknowledges and agrees as follows:

(a)	the Covered Executive is and will continue to be subject to the Policy and that the Policy will apply both during and after the Covered Executive’s employment with the Company;

(b)	to the extent necessary to comply with the Policy, the Policy hereby amends any employment agreement, equity award agreement or similar agreement that the Covered Executive is a party to with the Company and shall apply and govern Incentive-Based Compensation received by any Covered Executive, notwithstanding any contrary or supplemental term or condition in any document, plan or agreement including without limitation any employment contract, indemnification agreement, equity agreement, or equity plan document;

(c)	the Covered Executive shall abide by the terms of the Policy, including, without limitation, by returning any Overpayment to the Company to the extent required by, and in a manner permitted by, the Policy;

(d)	any amounts payable to the Covered Executive, including any Incentive-Based Compensation, shall be subject to the Policy as may be in effect and modified from time to time in the sole discretion of the Compensation Committee or as required by applicable law or the requirements of the listing standards of Nasdaq, and that such modification will be deemed to amend this acknowledgment;

(e)	the Company may recover any Overpayment, Recovery Costs or discretionary bonus as contemplated under this Policy through any method of recoupment the Compensation Committee deems appropriate, and the Covered Executive agrees to comply with any request or demand for repayment by the Company in order to comply with the Policy;

(f)	the recovery of any Overpayment, Recovery Costs or discretionary bonus as contemplated under this Policy will not give rise to any right to voluntarily terminate employment for “good reason,” or due to a “constructive termination” (or any similar term of like effect) under any plan, program or policy of or agreement with the Company;

(g)	the Company may, to the greatest extent permitted by applicable law, reduce any amount that may become payable to the Covered Executive by any amount to be recovered by the Company pursuant to the Policy to the extent such amount has not been returned by the Covered Executive to the Company prior to the date that any subsequent amount becomes payable to the Covered Executive; and

(h)	any assertion or application of any rights under federal, state, local or foreign law or in contract or equity that would otherwise conflict with or narrow the Company’s authority to interpret, apply and enforce the Policy to its fullest extent, including but not limited to, the Company’s authority to withhold or divert wages pursuant to the Policy, is hereby waived by the Covered Executive.

Signature

Print Name

Date
Signature page to the Fox Clawback Policy
Acknowledgement and Acceptance Form